1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429
A DVANCING TO PRODUCTION

TSX: POM, NYSE-A: PLM

NEWS RELEASE	2009-05

POLYMET DRAWS THIRD TRANCHE OF LOAN FROM GLENCORE

Hoyt Lakes, Minnesota, June 18, 2009 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (the “Company”) announced today that it has drawn the third tranche (the “Tranche C Debenture”) of US$5 million under the US$50 million convertible debt facility with Glencore AG, which closed on October 31, 2008 (the “Facility”). To date, a total of US$20 million has been drawn under the Facility, and approximately US$333,000 of interest has been capitalized.

The floating rate secured debentures due on September 30, 2011 (the “Debentures”) have been issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (the “Issuer”), and guaranteed by the Company, and secured by the assets of the Company and the Issuer, including a pledge of the Company's 100% shareholding in the Issuer. The Debentures bear interest at 12-month US dollar LIBOR (currently 1.97%) plus 4%. The principal amount of the Debentures is exchangeable into common shares of the Company at US$4.00 per share.

As part of the Facility, the Company previously issued to Glencore AG warrants to purchase 6,250,000 common shares of the Company, exercisable at US$5.00 per share prior to the start of commercial production. Upon exchange of the Tranche A Debenture issued on October 31, 2008 in the original principal amount of US$7.5 million, the Tranche B Debenture issued on December 24, 2008 in the original principal amount of US$7.5 million, and the Tranche C Debenture, together with exercise of the above mentioned warrants and exchange of capitalized interest on the Tranche A and Tranche B Debentures, Glencore AG would own 11,333,250 shares of the Company, representing approximately 7.5% of the Company’s issued capital on a partially-diluted basis.

The funds borrowed by the Issuer will be used to complete critical engineering work and the Environmental Impact Study for the Company’s NorthMet project.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore
Glencore International AG, based in Baar, Switzerland, is a leading privately held, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products.

Glencore AG is a subsidiary of Glencore International AG. Glencore AG, which maintains offices in Stamford, Connecticut, has purchased the debentures from the Issuer and the warrants from the Company in the ordinary course of its business. Glencore AG may from time to time acquire additional securities of the Issuer and/or the Company, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its then current position.

Persons who wish to obtain a copy of the Early Warning Report filed in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting the person(s) listed below.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
Douglas Newby	Crystal Agresti
Chief Financial Officer	KCSA Strategic Communications
+1 (646) 879-5970	+1(212) 896-1273
dnewby@polymetmining.com	cagresti@kcsa.com

or:

Marc Ocskay
Glencore International AG
Tel: +41 41 709 2000
Fax: +41 41 709 3000
info@glencore.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.